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19003234

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

FEB 27 2019

Washington, DC

SEC FILE NUMBER

8-05727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   <u>01/01/2018</u>   AND ENDING   <u>12/31/2018</u>

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road – Suite 301

(No. And Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Eisman   631-423-8800

                                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    Raphael Goldberg Nikpour Cohen & Sullivan

    Certified Public Accountants PLLC

                             (Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Jeffrey S. Eisman _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Planned Financial Programs, Inc. _____ , as of

_____ December 31, 2018 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

SEC Mail Processing

FEB 27 2019

Washington, DC

_____

_____

_____
_____
Notary Public

Jeffrey Eisman
_____
Signature

President, Principal
_____
Title

This report ** contains (check all applicable boxes):

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 200?

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Planned Financial Programs, Inc.

Table of Contents
December 31, 2018



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Planned Financial Programs Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Planned Financial Programs Inc. (the "Company") (a New York company), as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Planned Financial Programs Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 26, 2019

1.

Planned Financial Programs Inc.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Current Assets	
Cash and equivalents	$ 8,675
Commissions receivable	59,107
Total Current Assets	67,782
Total Assets	$ 67,782

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts Payable	$ 2,655
Commissions Payable	5,828
	8,483
Members' Equity	
Common stock no par value, 200 shares authorized,	
100 shares issued and outstanding	5,000
Additional paid in capital	11,000
Retained earnings	43,299
Total Stockholders' Equity	59,299
Total Liabilities and Stockholders' Equity	$ 67,782

See accompanying notes to financial statements.

NOTE 1. <u>**ORGANIZATION AND NATURE OF BUSINESS**</u>

PFP, Inc. (the "Company") was incorporated in 1991 in the state of NY. The Company is registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

NOTE 2. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Cash and cash equivalents</u>
For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Revenue recognition</u>
Commission income and securities transactions are recorded on a trade-date basis. Mutual fund commissions are recognized as earned.

<u>Use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income taxes</u>
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has elected to be treated as a Subchapter S Corporation under the Internal Revenue Code. As an S corporation, the Company is not liable for federal and New York State income taxes. The shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Fair value measurements</u>

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 1, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

Planned Financial Programs Inc.
Notes to Financial Statements
December 31, 2018

NOTE 3.   SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2018, the Company's net capital was $6,020 with a minimum net capital requirement of $5,000. The Company had excess net capital of $1,020.

NOTE 5.   CONCENTRATIONS

The Company receives approximately 54% of its commissions from Oppenheimer Funds.

The Company maintains its cash and cash equivalents at a commercial bank. From time to time, the amount held at its commercial bank will exceed the federal insurance limit.

NOTE 6.   LEASE AGREEMENT

The company is on a month-to-month verbal lease agreement with the landlord (757 Berendo LLC) with both parties agreeing to a 90 day termination period. The agreement between the Company and the landlord was finalized in January 2018.

NOTE 7.   REVENUE RECOGNITION STANDARD ASC-606

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers". This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2018. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. Planned Financial Program, Inc. believes that it will not have a material impact on its financial statements.

PLANNED FINANCIAL PROGRAMS INC.
(S.E.C. I.D. No. 8-05727)

DECEMBER 31, 2018

PUBLIC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2018
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM